Exhibit (a)(1)(M)

[FORM OF COMMUNICATION FROM GABRIELLE TOLEDANO TO ALL OPTION HOLDERS]

From:	Gabrielle Toledano
Date:	August 16, 2006
Subject:	Announcement of EA Stock Option Exchange Program

As we previously announced, on July 27th, our stockholders approved a voluntary program in which our employees would be offered the opportunity to exchange certain options that are currently “underwater” for either shares of restricted stock or restricted stock units, which we collectively refer to as restricted stock rights (“RSRs”).

Today, we are pleased to announce the formal commencement of the option exchange program. The program begins today, August 16, 2006, and is scheduled to expire on September 15, 2006. The complete terms and conditions of the program are described in a document called the “Offer to Exchange,” which has been filed earlier today with the Securities and Exchange Commission. You may access this document on-line, as explained below. Please note that, since my last email on this topic, we have made the decision to exchange options for restricted stock in the U.S., rather than restricted stock units, based on tax considerations. The offer documents, as I describe below, contains detailed information about the use of restricted stock in the U.S., including the tax treatment.

If you have any option grants for five (5) or more shares with an exercise price per share that is equal to or greater than $61.66 and are not U.K. approved options granted under our U.K. Sub-Plan, these option grants are eligible for the exchange. If you do not have eligible options, there is no need for you to review the Offer to Exchange or other exchange materials referenced below.

To participate in our option exchange offer, you should review each of the following documents located on the EA Stock Option Exchange Offer intranet portal website we established for the program: 1

•	the Offer to Exchange;

•	the applicable form of restricted stock rights agreement for your location; and

•	the 2000 Equity Incentive Plan.

You may access the EA Stock Option Exchange Offer intranet portal website by clicking this link http://stock.ea.com/Stock/Exchange/, or by entering “http://stock.ea.com/Stock/Exchange/” in your Internet browser. Please review these materials carefully.

On EA’s Stock Option Exchange Offer intranet portal, you will have access to a personalized statement summarizing:

•	which option grants you hold that are eligible for this exchange (i.e., those option grants for five (5) or more shares with an exercise price per share that is equal to or greater than $61.66 and are not U.K. approved options);

•	the number of new RSRs you would be granted for each eligible option grant you choose to exchange;

[1]	Employees who do not have access to a computer will be provided these documents and the forms necessary to participate in the offer in paper form. Any employee may request a paper copy of any option exchange program document by contacting EA’s Stock Administration at +1 (650) 628-2600 (extension 82600) or via email at StockAdministration@EA.com.

•	a tool demonstrating the relative values (on a pre-tax basis) of your eligible option grants as compared to the value of the restricted stock rights you would receive in the option exchange; and

•	the vesting details of the RSRs.

The intranet portal will also permit you to make an election on a grant-by-grant basis. To participate, you must make your election before the expiration of the offer at 9:00 p.m., U.S. Pacific Time, on September 15, 2006.

Moreover, if you wish to withdraw from the exchange program any options you previously elected to exchange, you will have access to a personalized Notice of Withdrawal form through the EA Stock Option Exchange Offer intranet portal website. To withdraw any previous election, you must submit the Notice of Withdrawal to EA’s Stock Administration Department prior to the expiration of the offer at the time and date stated above.

Beginning August 16th we will be conducting questions and answer sessions for employees at several locations throughout the company. In these meetings, the Human Resources representative will assist you in finding answers to your questions; the sessions are not intended to provide a comprehensive overview of the program in lieu of reading the offer materials. Shortly, you will be notified of the time and place of these meetings. During the offer period you may send any specific questions that you have to StockAdministration@EA.com.

Finally, please note that participation in the option exchange program is VOLUNTARY. EA makes no recommendation about whether you should or should not elect to exchange your eligible options. You must make your own decision regarding participation in the option exchange program. We recommend that you to seek professional advice from your financial and tax advisors.

YOU WILL HAVE UNTIL 9:00 P.M., U.S. PACIFIC TIME, ON SEPTEMBER 15, 2006, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

Thank You,

Gabrielle

Click on this link to view the EA Stock Option Exchange Offer intranet portal website: http://stock.ea.com/Stock/Exchange/

2